[Bryan Cave LLP Letterhead]

December 23, 2011

VIA EDGAR

Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549-7010
Attention:	John Archfield Steve Lo James Lopez Shehzad Niazi John Reynolds

Re:	Dr. Tattoff, Inc. – Registration Statement on Form 10 (File No. 000-52836)

Ladies and Gentlemen:

On behalf of Dr. Tattoff, Inc. (the “Company”), we set forth below the Company’s responses to the comments of the Staff of the Securities and Exchange Commission (the “Staff”), in a letter dated December 13, 2011, from Mr. John Reynolds, Assistant Director (the “Comment Letter”), with respect to the Company’s Registration Statement on Form 10, File No. 000-52836, filed on December 7, 2011 (the “Form 10”).

On the date hereof, the Company is filing an Amendment No. 1 to Registration Statement on Form 10 (“Amendment No. 1”), incorporating the revisions described herein.  For your convenience, each response follows the sequentially numbered comment copied from the Comment Letter.

Form 10-12g Filed December 7, 2011

General

1.
We note your revised disclosure and response to comments one and two of our letter dated November 1, 2011, and we reissue the comments. Please revise Summary, Competition and where appropriate to further clarify that your operations are marketing and practice management services, as opposed to the delivery of patient care services. In this regard, your competition and other disclosure suggests that you own the clinics and compete with laser tattoo removal service companies. It is unclear why your competitors would not be other practice management companies. It also appears that other entities own or lease clinics for which you provide marketing and practice management services.

Response: The Staff has advised the Company to revise its disclosure to clarify that the Company’s “operations are marketing and practice management services, as opposed to the delivery of patient care services.”  However, the Company advises the Staff that the Company in fact operates one clinic in Texas, and anticipates operating future clinics in Texas and other states as permitted by applicable state law.  To clarify this point, the Company revised the opening two paragraphs of “Item 1.  Business – General” of Amendment No. 1” as follows:

We currently operate or provide management services to five laser tattoo and hair removal clinics located in Texas and California, all of which operate under our registered trademark “Dr. Tattoff.”  These clinics, which we refer to as “our clinics,” provide safe, minimally invasive and affordable laser tattoo and hair removal services in a relaxed environment.

We operate one clinic located in Dallas, Texas, and we provide management services to four clinics located in southern California pursuant to a management services agreement with a contracting physician.  The management services arrangement is structured to comply with a California state law limitation on the corporate practice of medicine.  As we expand into other states, applicable state law will determine whether we operate, or provide management services to, our new clinics.  Within this framework, we are seeking to establish Dr. Tattoff as the first nationally branded laser tattoo and hair removal business.

The Company respectfully submits that it would not be appropriate to describe its competitors as other practice management companies because the Company does not market practice management services to health care providers or seek new practice management contracts.  The Company has established and anticipates establishing its clinics de novo, rather than contracting with existing clinics. In some jurisdictions, such as California, where state law restricts the corporate practice of medicine, the Company provides management services to clinics at which the contracting physician provides medical services.  This structure, however, should be viewed as an alternative structure for conducting business as dictated by applicable state law, rather than changing the nature of the Company’s business and competitive strategy.

Securities and Exchange Commission
December 23, 2011

Item 2. Financial Information, page 18
Management’s Discussion and Analysis, page 18
Critical Accounting Estimates, page 26

2.
We note your revised footnote disclosures in response to comment 10 and 11 of our letter dated November 1, 2011. We further note your disclosure under this heading that states your significant accounting policies are detailed in the notes to the financial statements. Please revise to include a separate discussion of your critical accounting estimates under this heading that supplements, not duplicates, the description of accounting policies in the notes to the financial statements. Refer to FRC 501.14 and SEC Release No. 33-8350 for additional guidance.

Response: The Company revised this section to include the following disclosure:

Critical Accounting Estimates

The preparation of our financial statements in conformity with accounting principles generally accepted in the United States of America requires our management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. As such, in accordance with the use of accounting principles generally accepted in the United States of America, our actual realized results may differ from management's initial estimates as reported and such differences may be significant.  Our most significant accounting estimates are those related to our consolidation policy, valuation of common stock, fair value measurements, uncertainty in income taxes, and valuation allowance for deferred tax assets as  set forth below.

Consolidation Policy.  The Company has various contractual relationships with William Kirby D.O., Inc. including a management services agreement, medical director’s agreement, equipment subleases and guarantees. The Company evaluated the various relationships between the parties to determine whether to consolidate William Kirby, D.O., Inc. as a variable interest entity pursuant to ASC 810, Consolidation. The Company determined that it was not the primary beneficiary of the interest and that it should not consolidate William Kirby, D.O., Inc.  The Company’s conclusion was based upon an analysis of the various relationships and California state law restrictions on relationships between licensed professionals and businesses. To complete its analysis, management made assumptions regarding the relevance of certain factors, including state law requirements, which were given significant weight. In the event that state law should change, there should be material changes in the relationships or management’s judgment as to the relevance of various factors should change, the Company might determine that consolidation would be appropriate.

Valuation of Common Stock.  There is presently no trading market for common stock or other equity instruments of the Company. Management’s estimates of stock compensation expense and derivative liability are dependent upon an estimated fair value of a share of Company common stock. ASC 820, “Fair Value Measurement,” establishes a hierarchy for measurement of fair value and requires the Company to maximize the use of observable inputs in measuring fair value and minimize the use of unobservable inputs. Management estimates the fair value of a share of common stock primarily based upon the most recent actual purchases of common stock by unrelated third parties because it represents observable inputs and management believes it is the most reliable estimate available. Management may adjust the value per share as the time period between when actual purchases have been made and the measurement date increases or if it determines that events subsequent to the last actual sale transaction materially impact the value of a share of common stock. Such changes in estimated value may have a material impact on stock compensation expense and derivative liabilities.

Fair Value Measurements.  The Company estimates its derivative liabilities using a Black-Scholes option pricing model using such inputs as management deems appropriate. The Black-Scholes option pricing model requires the use of input assumptions, including expected volatility, expected life, expected dividend rate and expected risk-free rate of return. The assumptions for expected volatility and expected life are the two assumptions that significantly affect the fair value. Changes in the expected dividend rate and expected risk-free rate of return do not significantly impact the calculation of fair value, and determining these inputs is not highly subjective.

Securities and Exchange Commission
December 23, 2011

Because there is no trading market for the Company’s common stock or any of its warrants or other derivative liabilities, the Company cannot calculate actual volatility. Management has estimated volatility by selecting a group of companies, deemed by management to be similar. Changes in fair value estimates may have a material impact on the measurement of derivative liabilities.

Uncertainty in Income Taxes.  We adopted the provisions of ASC 740-10 (formerly FIN 48), “Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement No. 109,” effective January 1, 2010. This interpretation prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. ASC 740-10 also provides guidance on de-recognition of tax benefits, classification on the balance sheet, interest and penalties, accounting in interim periods, disclosure and transition. ASC 740 requires significant judgment in determining what constitutes an individual tax position as well as assessing the outcome of each tax position. Changes in judgment as to recognition or measurement of tax positions can materially affect the estimate of the effective tax rate.

Valuation Allowance for Deferred Tax Assets.  Deferred tax assets arise when we recognize charges or expenses in our financial statements that will not be allowed as income tax deductions until future periods. The term deferred tax asset also includes unused tax net operating losses and tax credits that we are allowed to carry forward to future years. Accounting rules permit us to carry deferred tax assets on the balance sheet at full value as long as it is “more likely than not” that the deductions, losses or credits will be used in the future. A valuation allowance must be recorded against a deferred tax asset if this test cannot be met. The accounting rules state that a company with a recent history of losses would have a difficult, perhaps impossible, time supporting a position that utilization of its deferred tax assets was more likely than not to occur.

We believe that the operating loss incurred by the Company in the current year, and the cumulative losses incurred in prior years, represent sufficient negative evidence to determine that the establishment of a valuation allowance against deferred tax assets is appropriate. Until an appropriate level of profitability is attained, we expect to continue to maintain a valuation allowance on our net deferred tax assets.

The estimates, judgments and assumptions used by us under “Capitalization Policy,” “Valuation of Common Stock,” “Fair Value Measures,” “Uncertainty in Income Taxes” and “Valuation Allowance for Deferred Tax Assets” are, we believe, reasonable, but involve inherent uncertainties as described above, which may or may not be controllable by management. As a result, the accounting for such items could result in different amounts if management used different assumptions or if different conditions occur in future periods.

Item 4. Security Ownership of Certain Beneficial Owners and Management, page 28

3.	Please revise this section to include the disclosure you provided in your response to comment 12 of our letter dated November 1, 2011.

Response: The Company revised this section to include the requested disclosure.

Securities and Exchange Commission
December 23, 2011

Item 10. Recent Sales of Unregistered Securities, page 41
Securities Issues Pursuant to our 2011 Long-Term Incentive Plan, page 45

4.	For the sake of clarity, please revise this section to discuss the June 1, 2011 grant of non-qualified stock options to five members of your medical advisory board, as disclosed on page F-43.

Response:    The Company has revised this section to include the requested disclosure.

Financial Statements as of and for the Years Ended December 31, 2010 and 2009
Statements of Operations, page F-5

5.
We note that you have not recorded any income tax on the extraordinary gain of $1,940,663 in fiscal 2010. Please tell us why you have not recorded any income tax on the extraordinary gain. Also tell us how you considered the exception to the incremental approach in ASC 740-20-45-7.

Response:  The Company did not record income tax with respect to the restructuring gain because the income was excluded due to the Company’s financial condition pursuant to Internal Revenue Code (“Code”) Section 108 and similar provisions of applicable state tax law. Pursuant to the applicable provisions of the Code, the Company was required to apply the gain first to any net operating loss for the taxable year of the discharge, and any net operating loss carryover to such taxable year. Accordingly, the Company determined that the exception to the incremental approach in ASC 740-20-45-7 was not applicable.

Notes to Financial Statements, page F-8
Note 1. Organization and Nature of Operations, page F-8
Reorganization Program and Troubled Debt Restructuring, page F-8

6.
We note your response to comment 15 of our letter dated November 1, 2011; however debt extinguishments are often routine, recurring transactions. Given your history of operating losses, negative operating cash flows and your going concern, please further explain to us why your debt restructuring possessed a high degree of abnormality, was a type clearly unrelated to your business and would not reasonably be expected to recur in the foreseeable future. Refer to ASC 225-20-55-1 and 55-2.

Response: The Company respectfully submits that the troubled debt restructuring is appropriately accounted for and presented as an extraordinary item.

As noted by the Staff above, the Company has a history of operating losses and negative operating cash flows, and may experience losses and negative cash flows in the future. However, the Company presently intends to finance its losses and develop its business by raising equity capital as opposed to the short-term notes and debentures it issued in 2007 and 2008. Its current debt consists of capital lease obligations, and equipment and insurance financing notes which are not likely to be restructured. If, in the future, the Company should finance its losses or develop the business by issuance of debt, it could conceivably be required to restructure it. To the extent the Company restructures its short term debt in the ordinary course of future business, the Company anticipates not accounting for the extinguishments as an extraordinary item. (The Company notes that it has never restructured debt to manage interest rate risk, a common occurrence for certain entities.)

Securities and Exchange Commission
December 23, 2011

However, the debt extinguishments to which the Staff refers were (a) part of a series of related transactions that (b) were conditions precedent to a negotiated financing led by an unrelated third party.  Such related transactions included:

●	the cancellation of certain of our outstanding equity warrants;
●	the conversion of certain indebtedness owed to management, shareholders and other insiders;
●	the cancellation and conversation of certain indebtedness to third parties, including vendors, attorneys, accounts and other professionals;
●	the restructuring of our Board of Directors; and
●	the restructuring of our Management Services Agreement with William Kirby, D.O. Inc.

(See Item 2.  Financial Information – Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Item 7.  Certain Relationships and Related Transactions, and Director Independence – Certain Relationships and Related Transactions” and “Item 10.  Recent Sales of Unregistered Securities – 2010 Restructuring”).

The series of related debt extinguishments occurred on or about the same date and would not have been affected in the manner, if at all, absent the contemplated equity offering.  The related debt extinguishments were part of a significant corporate restructuring and not in the ordinary course of business.

The Company respectfully submits that the debt restructuring meets the requirements of ASC 225-20-55-1 as the restructuring was abnormal and unrelated to the ordinary and typical activities of the entity. While the day to day financing of an entity is routine, the financing element of each of the referenced debt extinguishments was an integral and essential part of a comprehensive corporate restructuring.  The Company respectfully submits that smaller entities such as the Company could not survive long if they restructured existing debt in such a manner on a routine, recurring basis.

The Company further submits that the debt restructuring meets the requirements of ASC 225-20-55-2 as the restructuring, in the aggregate and of a magnitude similar to the referenced debt extinguishments, would not reasonably be expected to recur in the foreseeable future.  The restructuring represented not only an extinguishment of debt with unrelated third party lenders, shareholders and management, but also a series of related transactions all of which served as conditions precedent to critically needed financing from an unrelated third party. Restructurings of this type/magnitude that are the result of negotiations with unrelated third parties are not common and would not reasonably be expected to recur.

Securities and Exchange Commission
December 23, 2011

7.
We note in your response to comment 15 of our letter dated November 1, 2011 that the debt restructuring was one aspect of a set of related transactions which had the effect of: (1) reducing the ownership interests of the prior owners to approximately 25% of their previous percentage ownership, (2) materially changed the composition of the Board of Directors, (3) resulted in the settlement of amounts due to vendors and management and (4) resulted in changes in agreements involving substantially all of your revenues. Please further describe to us in sufficient detail the changes in agreements involving substantially all of your revenues. Also revise your footnote to discuss the entire set of related transactions.

Response: The Company has revised footnote 1 on page F-9 to include the following additional information:

●
Amendment of the terms of the Company’s management services agreement with William Kirby, D.O., Inc. Pursuant to the amendment, the term of the agreement was extended for an initial term of seven years, with automatic five year renewal terms; the initial management fee was set at 73.5% of the gross revenues of William Kirby, D.O, Inc.; William Kirby, D.O., Inc. received a non-exclusive revocable license to use the name “Dr. Tattoff”; and the Company received a security interest in the gross revenues, accounts receivable, cash and other accounts of William Kirby, D.O., Inc. to secure its performance under the agreement. In addition, the Company, William Kirby, D.O., Inc. and Dr. William Kirby entered into a five year medical director agreement under which the Company receives administrative, consultative and strategic services from Dr. Kirby. The agreement has automatic five year renewal terms, and the Company pays William Kirby, D.O., Inc. $250,000 per year for the services provided thereunder. Further, the Company and William Kirby, D.O., Inc. entered into a shareholders agreement pursuant to which Dr. Kirby may be required to transfer his interest in William Kirby, D.O., Inc. to another licensed entity in certain circumstances. The Company’s relationship and agreements with William Kirby, D.O., Inc. and Dr. Kirby are further described in Note 6, “Capital Lease Obligations”; Note 7, “Related Party Transactions” and Note 9, “Commitments and Contingencies.”

●
The Company’s board of directors was reconstituted to consist of up to seven directors, which shall include (i) the CEO, (ii) one director designated by a majority of the current directors and approved by Chicago Investments, Inc., the lead investor in the offering, and (iii) three directors appointed by Chicago Investments.

●
The Company was obligated to issue to Chicago Investments an option to purchase up to an additional $500,000 common shares at the original purchase price, to be exercised on or before the first anniversary of the initial closing.

●
As soon as practicable following the initial closing, the Company was required to cause its board of directors to authorize a new stock option plan to allow for 20% of the common shares of the newly capitalized Company to be available for issuance as equity incentive compensation to the management and members of the board of directors.

Securities and Exchange Commission
December 23, 2011

8.
We note that some of the debt that you restructured was issued to existing investors, including the Q4 2008 Convertible Debenture Offering (page 42) and Q4 2008 Bridge Note (page 43). Please identify for us the transactions with related parties that you treated as capital transactions, pursuant to ASC 470-50-40-2. To the extent that you did not treat the restructured debts issued to existing investors as capital transactions, explain to us why.

Response: The Company treated the following transactions with related parties as capital transactions pursuant to ASC 470-50-40-2:

●	Conversion of deferred salary due management to common stock in the amount of $366,314

●	Conversion of amounts due William Kirby to common stock in the amount of $278,515.

●
Q4 2007 and Q4 2008 Bridge Financing notes issued to current insiders, including members of the board of directors and management in the amount of $63,284. The Company recognized a gain in the amount of $27,284 with respect to the Q4 2007 and Q4 2008 Bridge Financing notes. The gain was with respect to holders who were no longer insiders.

The Company did not treat the restructuring transactions with existing investors as capital transactions unless the investor was a related party.

Consolidation Policy, page F-11

9.
We note on page F-22 that the management services fee earned by the Company is based on the cash basis gross revenues of William Kirby, D.O. (“WKDO”). As such, it appears to us that WKDO bears the collection risk related to amounts due from its customers and that your recorded revenues would not be subject to future adjustment resulting from nonpayment from customers. Please confirm our understanding and, if so, further revise to clarify that WKDO bears the collection risk related to amounts due from its customers and that the Company does not have the obligation to absorb losses that may result from nonpayment that could potentially be significant to WKDO.

Response:The Company amended the third sentence of the “fee” description to read as follows:

Gross revenues of William Kirby, D.O., Inc, are accounted for on a cash basis and fees are collected from patients prior to the delivery of service with rare exceptions.

Securities and Exchange Commission
December 23, 2011

The Company respectfully submits that because services are rarely delivered before payment is received, collection risk is minimal and not significant to WKDO. WKDO bears the risk of collection.

10.
We note in your revised disclosure in response to comment 16 of our letter dated November 1, 2011 that the due from related party, related party payables and capital lease obligations are the only assets and liabilities relating to the Company’s variable interest in WKDO. It appears to us that other assets and liabilities may relate to your variable interest in WKDO, including certain property and equipment, notes payable, accounts payable, and accrued expenses and other liabilities. Please explain to us the basis for your conclusion that only the disclosed assets and liabilities relate your variable interest in WKDO.

Response: The Company has revised Footnote 1 in its financial statements to add disclosure of the assets held under capital leases related to the Company’s variable interest in WKDO. All other related party amounts relating to accounts payable, accrued expenses and other liabilities were reclassed to related party payables and have been recorded in that amount. The Company believes that this amended disclosure includes all amounts specifically related to its variable interest in WKDO.

Note 7. Related Party Transactions, page F-21
Management Agreement, page F-21

11.
We note your response to comment six of our letter dated November 1, 2011. We further note that pursuant to Section 4.c of the management services agreement (“MSA”), the Company is entitled to annually review and, if necessary, adjust the management services fee to ensure that the fee is reflective of the fair market value of the services provided by the Company under the agreement in light of the time, cost, expense and business risk incurred by the Company thereunder. Please further explain to us how the fair market value of the services provided by the Company under the MSA are determined, including your consideration of the operating expenses that have exceeded your revenues recorded under the MSA in fiscal 2009 and 2010, and the nine months ended September 30, 2011.

Response: The Company’s direct costs of providing the services it provides under the MSA are represented by the expenses classified on its statement of operations as management services expenses, marketing and advertising expenses and depreciation and amortization. General and administrative expenses not only include costs of providing services under the MSA but also substantial additional expenses that are generally unrelated to the services provided under the MSA, including substantial professional fees for work unrelated to the MSA and compensation for executives who spend a substantial portion of their time on developing new clinics outside of the MSA, raising capital and other tasks unrelated to the MSA. The Company generally considers changes in expected direct costs and volume in determining if it should propose a change in the management fee percentage.

Securities and Exchange Commission
December 23, 2011

Any change in the MSA percentage requires evaluation by an outside valuation expert to determine that the fee represents fair market value, using such methods as the outside expert deems appropriate under the circumstances.

Thank you for your consideration of our responses to your comments.  We sincerely hope that the Staff views our responses as complete and would very much appreciate the Staff contacting us as soon as practicable to inform us if any further information is required in connection with its review.

If you have any questions, or if we can be of further assistance to you in the review process, please call me at (404) 572-6820.

Very truly yours,

/s/ Terrence A. Childers

Terrence A. Childers

cc:	Mr. John Keefe, Dr. Tattoff, Inc. Mr. Mark Edwards, Dr. Tattoff, Inc. Mr. Rick Miller, Bryan Cave LLP Mrs. Lindsay Cross, Bryan Cave LLP